

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



May 26, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

dlw 6/3


SAMSUNG

ELECTRONICS

May 26, 2003

Sale of Serome Technology Stock Holdings

☐ Key Issues

SEC will sell its 800,000 shares of Serome Technology Inc. into the open market on May 22, 2003, in accordance with the BOD resolution made July 19, 2002.

※ Details of the July 19, 2002 BOD resolution

- The planned sell-off of holdings aims to improve asset efficiency through the disposal of unprofitable stocks.
- Shares of KorAm Bank, Dacom Corporation, Hanaro Telcom, and Serome Technolocy Inc. are also subject to be sold.
- Shareholdings

  KorAm Bank: 8,497,358 shares
  Dacom Corporation: 4,262,127 shares
  Hanaro Telecom: 23,542,281 shares
  Serome Technology Inc. : 800,000 shares

- The BOD commissioned the president & CFO to decide on the details of when, how, and what price the shares will be sold for one year following the resolution.

☐ Details of the Sale

- Number of shares: 800,000
- Share ownership after sale: 0
- Sale amount: KRW6.43 billion (KRW8,042 per share)
- Sale date: May 22, 2003